+1 212 450 4000 davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

January 27, 2025

U.S. Securities and Exchange Commission	Certain portions of this letter have been omitted from the
Division of Corporation Finance	version filed via EDGAR. Information that was omitted in the
100 F Street, N.E.	EDGAR version has been noted in this letter with a
Washington, D.C. 20549	placeholder identified by the mark “[***]”.

Attention:	Sandra Hunter Berkheimer
David Lin
Mark Brunhofer
Michelle Miller

Re:	Circle Internet Group, Inc.
Amendment No. 3 to Draft Registration Statement on Form S-1
CIK No. 0001876042

Ladies and Gentlemen:

On behalf of our client, Circle Internet Group, Inc. (the “Company” or “Circle”), this letter sets forth the Company’s response to comment #6 contained in the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated January 14, 2025 (the “Comment Letter”) relating to the Company’s Draft Registration Statement on Form S-1 submitted on December 3, 2024.

For the convenience of the Staff, comment #6 of the Comment Letter is restated in italics below.

Amendment No. 3 to Draft Registration Statement on Form S-1

Note to Consolidated Financial Statements

Note 2: Summary of significant accounting policies

Assets segregated for the benefit of stablecoin holders, page F-11

6.

We note your response to prior comment 17 and object to the Company’s conclusion that its investment in the Circle Reserve Fund is not an equity method investment under ASC Topic 323. As a result, please revise your accounting and disclosure to apply the equity method to your investments in this Fund for each period presented in your submission. Please also tell us whether there are any updates to your consideration for the need to provide financial statements for the Fund under Rule 3-09 of Regulation S-X as originally included as part of your response to comment 41 in our letter dated July 2, 2024.

Response: The Company acknowledges the Staff’s comment, and has prepared the following analysis for the Staff’s consideration in response thereto.

[***]

* * *

The Company will respond to the Staff’s remaining comments contained in the Comment Letter on a supplemental basis and concurrently submit an amendment to the Draft Registration Statement at a later date.

CIGI-001

Circle Internet Group, Inc. requests that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

Division of Corporation Finance U.S. Securities and Exchange Commission

Please do not hesitate to contact me at (212) 450-4674 or richard.truesdell@davispolk.com or Daniel P. Gibbons at (212) 450-3222 or dan.gibbons@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,
/s/ Richard D. Truesdell, Jr.

CC: Jeremy Allaire
Heath Tarbert
Sarah Wilson
Circle Internet Group, Inc.

CIGI-002

Circle Internet Group, Inc. requests that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.